UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                        Nicholas Investment Company, Inc.
                                (Name of Issuer)


                         Common Stock, par value $0.001
                         (Title of Class of Securities)


                                   653736 10 8
                                 (CUSIP Number)

      Darryl, E. Schuttloffel, 3430 East Russell Road, Las Vegas, NV 89120,
                                 (702) 951-6077
          (Name, address and telephone number of person authorized to receive notices and communications)


                               September 10, 2002
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ( ).

Check the following box if a fee is being paid with this statement. ( )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

                                  SCHEDULE 13D

CUSIP No. 653736 10 8
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
PR Business, Inc.
88-0432411
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                      (A) (   )
                                                                      (B) (   )
--------------------------------------------------------------------------------
3) SEC USE ONLY

--------------------------------------------------------------------------------
4) SOURCE OF FUNDS
OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
PR Business, Inc. is a corporation organized in the State of Nevada and duly registered in the State of Nevada.
--------------------------------------------------------------------------------
                 7)  SOLE VOTING POWER                              10,645,000
NUMBER OF
SHARES
--------------------------------------------------------------------------------
BENEFICIALLY     8)  SHARED VOTING POWER                                     0
OWNED BY
EACH
--------------------------------------------------------------------------------
REPORTING        9)  SOLE DISPOSITIVE POWER                          10,645,00
PERSON WITH
--------------------------------------------------------------------------------
                 10)  SHARED DISPOSITIVE POWER                               0
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,645,000
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
( )
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.3%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
CO

Item 1. Security and Issuer

     This schedule relates to common stock, par value $0.001 per share, of Nicholas Investment Company, Inc. of Nevada ("Common Stock"). Nicholas Investment Company, Inc.("Nicholas") is a Nevada corporation with its current principal offices at 3430 East Russell Road, Las Vegas, NV 89130. The principal offices of PR Business, Inc. are at 3809 South West Temple, Suite 1D, Salt Lake City, UT 84115.

Item 2. Identity and Background

(a) This schedule is filed by PR Business, Inc. a Nevada Corporation ("PR").

(b) The business address for PR is 3809 South West Temple, Suite 1D, Salt Lake City, UT 84115.

(c) The principal business of PR is the ownership of rental properties and the leasing of individual office spaces to small companies that cannot afford to provide all of the necessary services for running an efficient office. PR also provides secretarial services and reception services for its renters.

(d) PR, nor its officers and owners, have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e) During the last five years PR has never been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) PR is a Nevada Corporation.

Item 3.  Source and Amount of Funds or Other Consideration

     Out of the total 10,645,000 shares of common stock and 600,000 shares of preferred stock of Nicholas currently held by PR, and the subject of this Schedule, 10,000,000 shares of common stock and 600,000 shares of preferred stock  were  acquired  by  PR  pursuant  to a  Real  Estate  Purchase  Agreement
("Agreement") between PR and Nicholas. Nicholas issued its stock to PR and others as consideration for the purchase of a piece of real estate owned by PR located at 3430 East Russell Road, Las Vegas. Nicholas issued the additional 645,000 shares of common stock as interest on the outstanding debt owed to PR. Nicholas issued 10,000,000 shares of its common stock at $0.04 per share and it also issued 600,000 shares of its preferred stock at $1.00 per share as a down payment on the purchase of the property, the total down payment made by Nicholas totals $1,000,000.00. Nicholas is responsible to pay a total of $2,500,000.00 for the property and is responsible to pay the buildings pro rata share of expenses. The building purchased by Nicholas was part of a three building complex owned by PR, and Nicholas' building is still being serviced by the telephone system, the janitorial services, reception services and other expenses of operating the building. The agreement between PR and Nicholas will be that Nicholas pays its share of all these expenses. Nicholas will also be responsible for payment of all outstanding debts associated with the building.

Item 4. Purpose of Transaction

     The Real Estate Purchase Agreement was for the purchase by Nicholas of the real estate owned by PR. The real estate located in Las Vegas, NV was part of a small complex of buildings owned by PR. Nicholas purchased the building to house the company as a location from which to run the company's business. The preferred stock is convertible to common stock at 20% per year and PR can start to convert the stock after holding the preferred stock for one year.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by PR may be found in rows 7 - 11 and 13 of the cover page.

(b) The powers that David has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page. The quantity of shares owned by PR is 10,645,000 shares of Common Stock which were acquired pursuant to the Real Estate Purchase Agreement dated July 30, 2002. The real estate purchase was finalized on September 10, 2002 when Nicholas turned over the stock as the down payment. The down payment by Nicholas finalized the deal and caused PR to file this Schedule 13D pursuant to the Securities and the Exchange Acts.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed in Item 4.

(d) David Wolfson has power to direct the receipt of dividends from, or the proceeds from the sale of, such securities by virtue of his position as the President of PR Business, Inc.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships with respect to the securities.

Item 7. Material to Be Filed as Exhibits.

     A. Attached as Exhibit A is a copy of the Real Estate Purchase Agreement dated July 30, 2002 between Nicholas and PR.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                PR Business, Inc.



Date: September 3, 2002          /s/ David Wolfson
     ---------------------      ---------------------------
                                David Wolfson, President







Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).

                                    EXHIBIT A



                         REAL ESTATE PURCHASE AGREEMENT

                               PURCHASE AGREEMENT

     This Purchase Agreement ("Agreement") is entered into this ____ day of September 2002 by and between P/R Business, Inc., ("P/R") a Utah corporation, principle offices located at 3809 S. West Temple St., Suite 1-D, Salt and Nicholas Investment Company, Inc., ("Nicholas") a Nevada corporation, principal offices located at 5017 Cliffrose Dr., Las Vegas, NV 89130.

     WHEREAS, P/R desires to sell to Nicholas the building located at 3430 East Russell Road, Las Vegas, Nevada 89120 ("Building").

     WHEREAS, Nicholas will pay the purchase price of Ten Million Shares (10,000,000) of its restricted common stock and Six Hundred Thousand (600,000) shares of its preferred stock as the down payment, and Nicholas will issue to P/R, a promissory note in the amount of One Million and Five Hundred Thousand Dollars ($1,500,0000) for a total purchase price of Two Million Five Hundred Thousand Dollars (2,500,000).

AGREEMENT

     NOW, THEREFORE, on the stated premises, which are incorporated herein by reference, and in consideration of the mutual covenants and agreements hereinafter set forth, the mutual benefits to the Parties to be derived herefrom, and for other valuable consideration, the receipt and adequacy of which are hereby acknowledged, it is hereby agreed as follows:

1. The purchase price ("purchase price") to be paid by Nicholas is to be paid at closing, payment as follows:

     A. Ten Million (10,000,000) shares in restricted common stock of Nicholas and valued at $0.04;

     B. Six Hundred Thousand (600,000) preferred shares of Nicholas and valued at one dollar per share which shall be convertible into the common stock of Nicholas at 50% of the bid price; and

     C. A One Million and Five Hundred Thousand ($1,500,000.00) less the value of A and B above Secured Convertible Promissory Note (the "Note"). The Note is a recourse loan secured by 100% of the stock of Nicholas. The $1,500,000.00 loan will have a 5-year term with interest-only payments, payable monthly at the rate of 12% per annum. There will be a balloon payment at the end of the 5-year term for the principal amount of $1,500,000.00. The interest may be paid in restricted common stock at a 50% discount to the closing bid price on the date of issuance. The Note is payable in monthly installments of Fifteen Thousand Dollars ($15,000) worth of common stock of Nicholas at 50% of the bid price on the date of issuance which shall be the first of every month. Payments shall be made to P/R with shares of free trading common stock of Nicholas.

2. Nicholas agrees to make good on fee agreements for the individual consultants who put together and helped with this transaction as per the "Consulting Agreements."

3. Nicolas agrees to assume and be responsible for all outstanding bills and charges owed by the Building as of the date of the closing. Further, Nicholas agrees to assume and be responsible for a pro-rata share of all costs, bills, utilities and expenses of P/R Business, Inc.

     NOW, THEREFORE with the above being incorporated into and made a part hereof for the mutual consideration set out herein and, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Exchange. Nicholas will pay the purchase price to P/R or assigns on or before September 26, 2002 and Nicholas will:

     a. Deliver the Shares with all the necessary executed stock powers to transfer ownership to P/R for delivery no later than 10 days after this Agreement is entered into, and P/R shall transfer title to the Building to Nicholas no later than 10 days after this Agreement is entered into.

2. Termination. This Agreement may be terminated at any time prior to the Closing Date:

     A.   By Nicholas:

          (1) If there shall be any actual or threatened action or proceeding by or before any court or any other governmental body which shall seek to restrain, prohibit, or invalidate the transactions contemplated by this Agreement and which, in judgement of such Board of Directors made in good faith and based upon the advice of legal counsel, makes it inadvisable to proceed with the transactions contemplated by this Agreement; or

          (2) If the Closing shall have not occurred prior to September 26, 2002, or such later date as shall have been approved by parties hereto, other than for reasons set forth herein.

     B.   By P/R:

          (1) If Nicholas shall fail to comply in any material respect with any of his covenants or agreements contained in this Agreement or if any of the representations or warranties of P/R contained herein shall be inaccurate in any material respect; or

     In the event this Agreement is terminated pursuant to this Paragraph, this Agreement shall be of no further force or effect, no obligation, right, or liability shall arise hereunder, and each party shall bear its own costs as well as the legal, accounting, printing, and other costs incurred in connection with negotiation, preparation and execution of the Agreement and the transactions herein contemplated.

3. Representations and Warranties of P/R. P/R hereby represents and warrants that effective this date and the Closing Date, the following representations are true and correct:

     A. Authority. P/R has the full power and authority to enter this Agreement and to carry out the transactions contemplated by this Agreement.

     B. No Conflict With Other Instruments. The execution of this Agreement will not violate or breach any document, instrument, agreement, contract, or commitment material to the business of P/R to which P/R is a party and has been duly authorized by all appropriate and necessary action.

     C. Deliverance of Shares. As of the Closing Date, the shares to be delivered to P/R will be restricted and constitute valid and legally issued shares of Nicholas, fully paid and non-assessable and equivalent in all respects to all other issued and outstanding shares of Nicholas restricted stock.

     D. No Conflict with Other Instrument. The execution of this agreement will not violate or breach any document, instrument, agreement, contract or commitment material to P/R.

4. Representations and Warranties of Nicholas: Nicholas hereby represents and warrants that, effective this date and the Closing Date, the representations and warranties listed below are true and correct.

     A. Corporate Authority. Nicholas has the full corporate power and authority to enter this Agreement and to carry out the transactions contemplated by this Agreement. The Board of Directors of Nicholas has duly authorized the execution, delivery, and performance of this Agreement.

     B. No Conflict With Other Instruments. The execution of this Agreement will not violate or breach any document, instrument, agreement, contract, or commitment material to the business of Nicholas to which Nicholas is a party and has been duly authorized by all appropriate and necessary action.

     C. No Conflict with Other Instrument. The execution of this agreement will not violate or breach any document, instrument, agreement, contract or commitment material to Niocholas.

     D. Anti-Dilution. Any further issuance of shares by Nicholas will not dilute the value of the stock below the value stated in the purchase price.

5. Closing. The Closing as herein referred to shall occur upon such date as the parties hereto may mutually agree upon, but is expected to be on or before August 26, 2002.

     At closing Nicholas will deliver the purchase price to P/R, and P/R will deliver valid title to the Building to Nicholas.

6. Conditions Precedent of Nicholas to Effect Closing. All obligations of Nicholas under this Agreement are subject to fulfillment prior to or as of the Closing Date, as follows:

     A. The representations and warranties by or on behalf of Nicholas contained in this Agreement or in any certificate or documents delivered to Nicholas pursuant to the provisions hereof shall be true in all material respects as of the time of Closing as though such representations and warranties were made at and as of such time.

     B. Nicholas shall have performed and complied with all covenants, agreements and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing.

     C. All instruments and documents delivered to Nicholas pursuant to the provisions hereof shall be reasonably satisfactory to Nicholas' legal counsel.

7. Conditions Precedent of P/R to Effect Closing. All obligations of P/R under this Agreement are subject to fulfillment prior to or as of the date of Closing, as follows:

     A. The representations and warranties by or on behalf of P/R contained in this Agreement or in any certificate or documents delivered to P/R pursuant to the provisions hereof shall be true in all material respects as of the time of Closing as though such representations and warranties were made at and as of such time.

     B. P/R shall have performed and complied with all covenants, agreements and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing.

     C. All instruments and documents delivered to P/R pursuant to the provisions hereof shall be reasonably satisfactory to P/R legal counsel.

8. Damages and Limit of Liability. Each party shall be liable, for any material breach of the representations, warranties, and covenants contained herein which results in a failure to perform any obligation under this Agreement, only to the extent of the expenses incurred in connection with such breach or failure to perform Agreement.

9. Nature and Survival of Representations and Warranties. All representations, warranties and covenants made by any party in this Agreement shall survive the Closing hereunder. All of the parties hereto are executing and carrying out the provisions of this Agreement in reliance solely on the representations, warranties and covenants and agreements contained in this Agreement or at the Closing of the transactions herein provided for and not upon any investigation upon which it might have made or any representations, warranty, agreement, promise, or information, written or oral, made by the other party or any other person other than as specifically set forth herein.

10. Indemnification Procedures. If any claim is made by a party which would give rise to a right of indemnification under this paragraph, the party seeking indemnification (Indemnified Party) will promptly cause notice thereof to be delivered to the party from whom indemnification is sought (Indemnifying Party). The Indemnified Party will permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting from the claims. Counsel for the Indemnifying Party which will conduct the defense must be approved by the Indemnified Party (whose approval will not be unreasonably withheld), and the Indemnified Party may participate in such defense at the expense of the Indemnified Party. The Indemnifying Party will not in the defense of any such claim or litigation, consent to entry of any judgement or enter into any settlement without the written consent of the Indemnified Party (which consent will not be unreasonably withheld). The Indemnified Party will not, in connection with any such claim or litigation, consent to entry of any judgement or enter into any settlement without the written consent of the Indemnifying Party (which consent will not be unreasonably withheld). The Indemnified Party will cooperate fully with the Indemnifying Party and make available to the Indemnifying Party all pertinent information under its control relating to any such claim or litigation. If the Indemnifying Party refuses or fails to conduct the defense as required in this Section, then the Indemnified Party may conduct such defense at the expense of the Indemnifying Party and the approval of the Indemnifying Party will not be required for any settlement or consent or entry of judgement.

11. Default at Closing. Notwithstanding the provisions hereof, if Nicholas shall fail or refuse to deliver any of the Shares, or shall fail or refuse to consummate the transaction described in this Agreement prior to the Closing Date, such failure or refusal shall constitute a default by Nicholas and P/R at its option and without prejudice to its rights against such defaulting party, may either (a) invoke any equitable remedies to enforce performance hereunder including, without limitation, an action or suit for specific performance, or
(b) terminate all of its obligations hereunder with respect to Nicholas.

12. Costs and Expenses. Nicholas and P/R shall bear their own costs and expenses in the proposed exchange and transfer described in this Agreement. Nicholas and P/R have been represented by their own attorneys in this transaction, and shall pay the fees of their attorneys, except as may be expressly set forth herein to the contrary.

13. Notices. Any notice under this Agreement shall be deemed to have been sufficiently given if sent by registered or certified mail, postage prepaid, addressed as follows:

     To: P/R,                              To Nicholas Investment Company, Inc.:

     P/R Consulting, Inc.,                 Nicholas Investment Company, Inc.
     BonnieJean Tippetts:                  5017 Cliffrose Drive
     3809 S. West Temple St., Suite. 1-D   Las Vegas, Nevada 89130
     Salt Lake City, Utah 84115

14. Miscellaneous.

     A. Further Assurances. At any time and from time to time, after the effective date, each party will execute such additional instruments and take such additional steps as may be reasonably requested by the other party to confirm or perfect title to any property transferred hereunder or otherwise to carry out the intent and purposes of this Agreement.

     B. Waiver. Any failure on the part of any party hereto to comply with any of its obligations, agreements, or conditions hereunder may be waived in writing by the party to whom such compliance is owed.

     C. Brokers. Neither party has employed any brokers or finders with regard to this Agreement not disclosed herein.

     D. Headings. The section and subsection headings in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

     E. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     F. Governing Law. This Agreement was negotiated and is being contracted for in the State of Utah, and shall be governed by the laws of the State of Utah, notwithstanding any conflict- of-law provision to the contrary. Any suit, action or legal proceeding arising from or related to this Agreement shall be submitted for binding arbitration resolution to the American Arbitration Association, in Salt Lake City, Utah, pursuant to their Rules of Procedure or any other mutually agreed upon arbitrator. The parties agree to abide by decisions rendered as final and binding, and each party irrevocably and unconditionally consents to the jurisdiction of such arbitrator and waives any objection to the laying of venue in, or the jurisdiction of, said Arbitrator.

     G. Binding Effect. This Agreement shall be binding upon the parties hereto and inure to the benefit of the parties, their respective heirs, administrators, executors, successors, and assigns.

     H. Entire Agreement. The Agreement contains the entire agreement between the parties hereto and supersedes any and all prior agreements, arrangements or understandings between the parties relating to the subject matter hereof. No oral understandings, statements, promises or inducements contrary to the terms of this Agreement exist. No representations, warranties covenants, or conditions express or implied, other than as set forth herein, have been made by any party.

     I.   Severability.   If  any  part  of  this  Agreement  is  deemed  to  be
unenforceable the balance of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

P/R Business, Inc.                            Nicholas Investing, Inc.


By: /s/ David Wolfson                         By: /s/ Darryl Schuttoffel
   --------------------                       ------------------------------
David Wolfson                                 Name: Darryl Schuttoffel
President                                     Its: